FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the 28th of July, 2003

M-SYSTEMS FLASH DISK PIONEERS LTD.

(Translation of registrant's name in English)

7 Atir Yeda St.

Kfar Saba 44425, Israel

(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-___________________.

____(1)____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

M-Systems Flash Disk Pioneers, Ltd.
(Registrant)

Date:	July 28, 2003	By:	/s/ Etan Mogilner
Associate General Counsel

____(2)____

7 Atir Yeda Street

Kfar Saba 44425, Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on August 18th, 2003

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.001 nominal value per share (the "Ordinary Shares"), of M-Systems Flash Disk Pioneers Ltd. ("M-Systems," or the "Company") in connection with the solicitation by the Board of Directors of the Company (the "Board") of proxies for use at the Annual General Meeting of Shareholders (the "Annual General Meeting," or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Monday, August 18th, 2003, at 1:00 P.M., local time, at the offices of the Company located at 7 Atir Yeda St., Kfar Saba 44425, Israel.

It is proposed that at the Annual General Meeting the following Resolutions be adopted:

(i)    That eight (8) persons be elected to serve as members of the Board ("Directors"), of whom: (a) six (6) are to serve as Directors until the next Annual General Meeting of the Company`s shareholders; and (b) two (2) are to serve as External Directors within the meaning of the Israeli Companies Law, 5759-1999 (the "Companies Law"), for a term of three (3) years as required by the Companies Law;

(ii)    That, in accordance with the provisions of the Companies Law and the Company`s Articles of Association (the "Articles"), the Shareholders of the Company authorize Mr. Dov Moran, who currently serves the Company in the capacities of Chairman of the Board, President and Chief Executive Officer, to continue serving the Company in such capacities as Chairman of the Board, President and Chief Executive Officer, for an additional period of three (3) years;

(iii)    That Kost Forer & Gabbay (a member of Ernst & Young International) be reappointed as the Company`s independent auditors for the fiscal year ending December 31st, 2003, and that the Board be authorized to fix the remuneration of the auditors in accordance with the volume and nature of their services;

____(3)____

(iv)    That the grant of stock options (1) to the Company`s President (who also serves the Company in the capacity of Chief Executive Officer and Chairman of the Board) who has, from the incorporation of the Company to date, never been granted options to purchase shares of the Company, (2) to the Company`s Executive Vice President of Business Development, and (3) to the Company`s Chief Marketing Officer, (each of whom is a Director in addition to his or her being an employee of the Company), be approved, and that the grant of stock options to those directors of the Company who are not employees of the Company ("Non-Employee Directors") be approved, and in this connection, that the Company`s pre-existing general policy of issuing a fixed number of options to the Non-Employee Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors), be ratified and approved; and

(v)    That the Company indemnify and undertake to indemnify each of its Office Holders (as such term is defined in the Companies Law) for any liability and expense that may be imposed on such Office Holder due to an act performed by him or her in his or her capacity as an Office Holder and that the Company exempt its Office Holders from their duty of care towards the Company (as such duty is defined in the Companies Law), all to the maximum extent as permitted under the Companies Law and the Articles.

In addition, in the Annual General Meeting, the Company`s management will review the Company`s Consolidated Financial Statements for the year ended December 31st, 2002 and answer appropriate questions relating thereto.

At the Annual General Meeting, the Board - and the Audit Committee of the Board (the "Audit Committee") in the case of the Ordinary Resolutions relating to item (iv) the grant of options to various Directors; and to item (v) the provision of indemnification to the Company`s Office Holders and the exemption of the Office Holders from their duty of care towards the Company - will propose the adoption of Ordinary Resolutions relating to all the matters being considered. An Ordinary Resolution shall be deemed adopted if approved by the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting thereon.

Notwithstanding the aforesaid, in accordance with the provisions of the Companies Law, the adoption of the Ordinary Resolutions regarding (A) the election of the External Directors, and (B) the authorization for Mr. Dov Moran to continue serving the Company in the capacities of Chairman of the Board, President and Chief Executive Officer, are qualified as follows:

A.  the Ordinary Resolution regarding the election of the External Directors shall only be deemed adopted if either: (a) the majority of votes cast `for` the adoption of such Ordinary Resolution, includes at least one third (⅓) of those shareholders of the Company present at the Annual General Meeting, in person or by proxy, who are not Controlling Shareholders (as such term is defined in the Companies Law) or their representatives (the count of the aforesaid shareholders of the Company shall not take into account any abstentions); or (b) the total number of votes cast `against` the adoption of such Ordinary Resolution of those shareholders of the Company who are not Controlling Shareholders or their representatives and who are present at the Annual General Meeting, in person or by proxy, does not exceed one percent (1%) of all of the voting rights in the Company.

____(4)____

B.  the Ordinary Resolution regarding the authorization of the Shareholders of the Company for Mr. Dov Moran to continue serving the Company in the capacities of Chairman of the Board, President and Chief Executive Officer, shall only be deemed adopted if the majority of votes cast `for` the adoption of such Ordinary Resolution, includes at least two thirds (⅔) of those shareholders of the Company present at the Annual General Meeting, in person or by proxy, who are not Controlling Shareholders or their representatives (the count of the aforesaid shareholders of the Company shall not take into account any abstentions).

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

Proxies are being mailed to shareholders on or about July 25th, 2003 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram, telecopier or other personal contact. The Company will bear the costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On July 15th, 2003, the Company had outstanding 28,295,259 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Only shareholders of record at the close of business on July 15th, 2003, will be entitled to notice of, and to vote at, the Annual General Meeting. Two (2) or more shareholders holding in the aggregate any more than twenty five percent (25%) of the outstanding Ordinary Shares, and present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting. If a quorum is not present at the time and date scheduled for the Meeting, the Chairman may adjourn the Meeting to the same day and time in the next week (or thereafter), at which adjourned Meeting any two shareholders present in person or by proxy and entitled to vote will constitute a quorum.

If the accompanying proxy card is properly signed and returned to the Company and not revoked, it will be voted in accordance with the instructions contained therein. With respect to the election of directors, votes may be cast in favor or withheld; votes that are withheld will be excluded entirely from the vote and will have no effect. Proxies may be marked as abstaining on any matter to be acted upon by shareholders (other than the election of directors); such proxies will be treated as present at the meeting for purposes of determining the existence of a quorum but will not be counted as votes cast on such matters.

____(5)____

ITEM 1

ELECTION OF DIRECTORS

The Articles provide that the Board shall consist of such number of Directors (not less than two nor more than fourteen) as may be fixed, from time to time, by the shareholders of the Company. At this time, management is recommending eight (8) nominees for election as Directors, of whom six (6) are to serve as Directors until the next Annual General Meeting of the Company`s shareholders and two (2) are to serve as External Directors for a term of three (3) years as required by the Companies Law. It is intended that proxies will be voted for the election of the eight (8) nominees named in the following table (seven (7) of whom currently serve as Directors). If elected, Messrs. Moran, Mergi, Ben Shalom and Ayalon, Dr. Wagner and Ms. Gross are each to hold office as Directors until the next Annual General Meeting and until his or her successor shall have duly taken office, unless his or her office as Director is earlier vacated under any relevant provisions of the Articles. If elected, Messrs. Onfus and Shoham are each to hold office as External Directors for a period of three (3) years from the date of this Annual General Meeting, unless his office as External Director is earlier vacated under any relevant provisions of the Companies Law or of the Articles.

As required under the provisions of the Companies Law, each of Messrs. Onfus and Shoham have separately signed written declarations affirming that the necessary requirements of the Companies Law for their election to the Board as External Directors have been met.

Should any of the nominees be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any one of the nominees, if elected, would be unable to serve as a Director.

Nominees for the Board

The name of each of the nominees, his or her present principal occupation or employment, and the year in which he first became a Director, are as follows:

Name of Nominee	Position with the Company	Director Since
Dov Moran	President, Chief Executive Officer and Chairman of the Board

1989

Aryeh Mergi	Executive Vice President of Business Development and Director

1989

Dana Gross	Chief Marketing Officer and Director

2000

Dr. Hans Wagner(1)	Director

2002

Yossi Ben Shalom(1)(2)(4)	Director

2003

Eli Ayalon(1)	Director

2003

Yair Shoham(1)(2)(3)	Director

1996

Itsik Onfus (1)(2)(3)	----

---

(1) Independent Director under NASDAQ rules.

(2) to serve as a Member of the Audit Committee.

(3) being nominated to serve as an "External director" under the Companies Law.

(4) qualifies as a `Financial Expert` under the Sarbanes-Oxley Act.

____(6)____

The background of each nominee is as follows:

Dov Moran. Mr. Moran is a founder of M-Systems and has been a director and President, Chief Executive Officer and Chairman of the Board of M-Systems since 1989. Mr. Moran has also been a director and Chairman of the Board of our U.S. subsidiary, M-Systems Inc. ("MSU"), since 1992. From 1984 to 1989, Mr. Moran was an independent consultant in the computer industry. Prior thereto, Mr. Moran served in the Israeli Navy for seven years and was director of its microprocessors department. Mr. Moran received a B.Sc. in Computers and Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1977.

Aryeh Mergi. Mr. Mergi is a founder of M-Systems and has been a director of M-Systems since 1989 and a director of MSU since 1992. Mr. Mergi has been our Executive Vice President of Business Development of the Company since 2000. From 1995 to 2000, he served as Executive Vice President of Sales and Marketing. From 1989 to 1995, he served as Vice President of Research and Development. Mr. Mergi received a B.Sc. in Electronic Engineering (with honors) from the Technion, Israel Institute of Technology, in Haifa, Israel in 1988.

Dana Gross. Ms. Gross has served as the Company`s Chief Marketing Officer since July, 2002, and as a director of the Company since September 2000. Ms. Gross joined the Company in July 1992 as Vice President of Operations. She was promoted to Chief Financial Officer in 1994, to President of MSU in 1995, to Executive Vice President of Business Development in 1997, to Vice President of Worldwide Sales in 1998 and to Executive Vice President of the DiskOnChip business unit in 2000. Ms. Gross has served as a director of MSU since 1995. Ms. Gross received a B.Sc. in Industrial Management Engineering (with honors) from Tel-Aviv University in 1992 and an M.B.A. degree from San Jose State University in 1997.

Dr. Hans Wagner. Dr. Wagner has served as a director of M-Systems since November, 2002. Dr. Wagner is currently a Senior Partner of Omega Partners Ltd., a telecommunications consultancy firm, of which he was a founder in 1977. Dr. Wagner also founded and serves as a director of Ozone Ltd., a manufacturer of recycling devices founded in 1996, and of Pelikon Ltd., a developer and manufacturer of electro-luminescent displays founded in 2000. From 1995 to 2000, Dr. Wagner served as a strategic advisor to the management of Ericsson Mobile LM. From 1984 to 1992, Dr. Wagner was a founder and served as chairman of Technophone, a mobile telephone manufacturer which was then the worldwide number three in sales prior to its acquisition by Nokia. From 1973 to 1977, Dr. Wagner served as the Assistant Secretary General of the UNDP. From 1969 to 1973, Dr. Wagner served as the CEO of SONAB AB, Sweden`s second largest communication equipment manufacturer. From 1963 to 1969, Dr. Wagner served as the COO of Incentive AB, Sweden`s largest technical conglomerate. Dr. Wagner holds a Masters degree in Chemical Engineering, an MBA degree from the Stockholm School of Economics and a Ph.D. from the Massachusetts Institute of Technology.

____(7)____

Yossi Ben Shalom. Mr. Ben Shalom has served as a director of M-Systems since January, 2003. Mr. Ben Shalom is a co-founder of DBSI Investments Ltd. Before establishing DBSI Investments, Mr. Ben-Shalom had been Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR - NASDAQ) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom served as an active director on numerous boards, including, among others, on the boards of NICE Systems (NICE - NASDAQ) - computer telephony; Machteshim Agan - chemicals; and Bank Klali. Mr. Ben-Shalom served as an active chairman in successful turnaround programs, such as at Eurocar Israel, American Express Israel and Scopus Technologies. Mr. Ben Shalom holds a BA in Economics and an MA in Business Management from Tel Aviv University.

Eli Ayalon. Mr. Ayalon has served as a director of M-Systems since May, 2003. Mr. Ayalon is currently and has served since January 2000, as the Chairman of the Board & CEO of DSP Group Inc. (DSPG - NASDAQ). Mr. Ayalon also currently serves as the Chairman of the Board of ParthusCeva Inc. (PCVA - NASDAQ). From May 1996 to January 2000, Mr. Ayalon served as President and CEO of DSP Group Inc. From 1987 to 1996, Mr. Ayalon served as President and Chief Executive Officer of various technology companies including, among others, Teledata Communication (TLDCF - NASDAQ); Mennen Medical Ltd., a supplier of advanced medical equipment in the area of intensive care and cardiology; and Semiconductors Devices Ltd., a technology company in the Israeli defense industry. From 1976 to 1987, Mr. Ayalon filled various positions in the Israeli electronics industry, advancing from R&D management, through sales & marketing management to general management. Mr. Ayalon holds a degree from the Technion, Israel Institute of Technology, in Haifa, Israel.

The background of each nominee "external director" is as follows:

Yair Shoham. Mr. Shoham has served as a director of M-Systems since 1996 and as an External Director since 2000. Since June 1999, Mr. Shoham has been general partner with Genesis Partners II L.L.C., an Israel-based venture capital fund that is affiliated with CIBC World Markets Corp. From 1997 to 1999, Mr. Shoham was the Vice President for Business Development of Butterfly VLSI Ltd., and from January 1996 to December 1996 he was the Vice President for Business Development of VDOnet Corporation Ltd. From January 1994 to December 1995, Mr. Shoham was a partner at the law firm of Goldfarb, Levy, Eran & Co., Tel-Aviv, Israel. Mr. Shoham received his B.A. degree from Haifa University in Israel in 1982 and a J.D. degree from Loyola University of Chicago School of Law in 1985.

Itsik Onfus. Since July, 2002, Mr. Onfus has been the Director of Finance at Sap Portals Israel Ltd. From 1995 to 2002, Mr. Onfus served as the Chief Financial Officer of a number of start-up companies in their incubation stage, including, among others, VDOnet Corporation Ltd., TI ISRAEL (formerly Butterfly V.L.S.I Ltd.), CallManage Inc., Voquette, RFWaves Ltd., Envara and IXI Mobile. From 1990 to 1995, Mr. Onfus filled the positions of Controller, Corporate Controller and, prior to its purchase by Elbit, Chief Financial Officer of Fibronics Ltd., prior to which, from 1986 to 1990, Mr. Onfus worked as a CPA for the accounting firm of Goren, Ben Yaakov. During his studies, Mr. Onfus worked both as an assistant professor in the Economics department of the Hebrew University, Jerusalem, and as a research assistant, in the Research Department of the Bank of Israel. Mr. Onfus received his B.A. degree in Economics and Accounting from the Hebrew University, Jerusalem in 1990.

____(8)____

Alternate Directors

The Companies Law provides that a Director may appoint (subject to appropriate provision in the Articles which do so permit), by written notice to the Company, any individual to serve as an alternate Director so long as such individual does not already serve as a Director or an alternate Director. Any alternate Director will have all of the rights and obligations of the Director appointing him or her. The alternate Director may not act at any meeting at which the Director appointing him or her is present. An alternate Director may act as the alternate for only one Director. Unless the time period or scope of any such appointment is limited by the appointing Director, the appointment will be effective for all purposes and for an indefinite time, but will expire upon the expiration of the appointing Director`s term. Currently, no alternate Directors have been appointed.

Committees of the Board

The Articles provide that the Board may delegate any or substantially all of its powers to one or more committees of the Board, as it deems appropriate.

Compensation of Directors and Officers

The Company does not pay directors` fees to its Directors for their service as members of the Board.

The Company does not pay a salary to any of its Non-Employee Directors. The Company has Employment Agreements with Dov Moran, Aryeh Mergi and Dana Gross.

The Board recommends a vote FOR all of the nominees to the Board.

____(9)____

ITEM 2

AUTHORIZATION OF MR. DOV MORAN`S CONTINUED SERVICE AS THE COMPANY`S
CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER
FOR AN ADDITIONAL THREE (3) YEAR PERIOD

The Company`s success depends to a significant extent on the performance of its President and Chief Executive Officer, Mr. Dov Moran who also serves the Company as the Chairman of the Board. The loss of the services of Mr. Moran as Chief Executive Officer could have an adverse effect on the Company.

Under the Companies Law, Mr. Moran`s continued service as the Company`s Chief Executive Officer in addition to his serving as the Chairman of the Board, must be authorized by the shareholders of the Company.

The Board and its Audit Committee will present the following Ordinary Resolution at the Annual General Meeting:

"RESOLVED, that, following the approval both by the Board itself and by the Audit Committee in compliance with the requirements of the Companies Law and the Articles, the Shareholders of the Company authorize Mr. Dov Moran, who currently serves the Company in the capacities of Chairman of the Board, President and Chief Executive Officer, to continue serving the Company in such capacities as Chairman of the Board, President and Chief Executive Officer, for an additional period of three (3) years."

The Board recommends a vote FOR approval of the proposed Ordinary Resolution authorizing Mr. Dov Moran`s continued service as the Company`s Chairman of the Board, President and Chief Executive Officer, for an additional three (3) year period.

____(10)____

ITEM 3

REAPPOINTMENT OF AUDITORS

At the Annual General Meeting, Kost Forer & Gabbay, Certified Public Accountants (Israel), a member of Ernst & Young International, will be nominated by the management of the Company as the Company`s independent auditors for the fiscal year ending December 31 st, 2003. Kost Forer & Gabbay has no relationship with the Company or any affiliate of the Company.

The Board will present the following Ordinary Resolution at the Annual General Meeting:

"RESOLVED, that Kost Forer & Gabbay be, and they hereby are, appointed as the Company`s independent auditors for the fiscal year ending December 31st, 2003, and that the Board be, and it hereby is, authorized to fix the remuneration of said auditors in accordance with the volume and nature of their services."

The Board recommends a vote FOR approval of the proposed Ordinary Resolution appointing Kost Forer & Gabbay as independent auditors of the Company for the fiscal year ending December 31st, 2003.

____(11)____

ITEM 4

APPROVAL OF THE GRANT OF STOCK OPTIONS TO DIRECTORS OF THE COMPANY

The Company`s success depends to a significant extent on the performance of its management and senior employees, including Messrs. Dov Moran and Aryeh Mergi and Ms. Dana Gross, who serve as the Company`s Chairman of the Board, President and Chief Executive Officer, its Executive Vice President of Business Development, and its Chief Marketing Officer, respectively. The Company further relies and will rely on the services of its Non-Employee Directors, including Dr. Hans Wagner and Messrs. Yossi Ben Shalom, Eli Ayalon, Yair Shoham and Itsik Onfus. The loss of the services of these Directors could have an adverse effect on the Company. In recognition of the importance of these Directors to the Company, the Board and its Audit Committee have approved, subject to the approval of the shareholders of the Company, the grant of options to said Directors.

Under the Companies Law, since each of Messrs. Moran, Mergi, Ben Shalom, Ayalon, Shoham and Onfus, Dr. Wagner and Ms. Gross is or is anticipated to be a Director, the grant of stock options to such persons is subject to the approval of the shareholders of the Company.

The Board and its Audit Committee will present the following Ordinary Resolution at the Annual General Meeting:

"RESOLVED, that, following the approval both by the Board itself and by the Audit Committee, in compliance with the requirements of the Companies Law,

(i) Mr. Dov Moran, the Company`s Chairman of the Board, President and Chief Executive Officer, who has, from the incorporation of the Company to date, never been granted options to purchase shares of the Company, be granted options, for the first time, to purchase two hundred and seventy thousand (270,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Company`s 2003 Stock Option and Restricted Stock Incentive Plan (the "Option Plan"), be, and the same hereby is, approved;

(ii) the grant to Mr. Aryeh Mergi, the Executive Vice President of Business Development and a Director, of options to purchase fifty thousand (50,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iii) the grant to Ms. Dana Gross, the Chief Marketing Officer and a Director, of options to purchase fifteen thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(iv) the grant to Dr. Hans Wagner, a Non-Employee Director, of options to purchase one hundred and fifteen thousand (115,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(v) the grant to Yossi Ben Shalom, a Non-Employee Director, of options to purchase thirty thousand (30,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

____(12)____

(vi) the grant to Eli Ayalon, a Non-Employee Director, of options to purchase fifteen thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved;

(vii) the respective grants to each of Messrs. Yair Shoham and Eli Onfus, each an External Director, of options to purchase fifteen thousand (15,000) Ordinary Shares, on such terms as determined by the Board and such other terms and conditions as are set forth in the Option Plan, be, and the same hereby is, approved; and

(viii) in connection with subclause (vii) above, that the Company`s pre-existing general policy of issuing a fixed number of options to the Non-Employee Directors on an annual basis (consistent with the applicable provisions of the Companies Law regarding the remuneration of External Directors) be, and the same hereby is, ratified and approved."

Inasmuch as the members of the Board have a personal interest in the Ordinary Resolution approving the grant of options to the Directors, the Board does not express any opinion or recommendation with respect thereto.

____(13)____

ITEM 5

APPROVAL OF THE COMPANY`S UNDERTAKING IN ADVANCE TO INDEMNIFY AND EXEMPT OFFICE HOLDERS FROM THEIR DUTY OF CARE TO THE EXTENT PERMITTED UNDER THE COMPANIES LAW,

Under the Companies Law, a company may undertake, provided that such actions are authorized by such company`s articles of association, to indemnify an Office Holder for monetary liability incurred by him or her pursuant to a judgment, including a settlement or arbitration decision approved by a court, as well as for reasonable legal expenses incurred by him or her in an action brought against him or her by or on behalf of the company or others, or as a result of a criminal charge of which he or she was acquitted, or as a result of a criminal procedure in which he or she was convicted of a felony which does not require proof of criminal intent, provided that any such liability or expense incurred by such Office Holder is due to an action performed by such Office Holder by virtue of his or her position with the company.

Under the Companies Law, a company is entitled to undertake in advance to indemnify an Office Holder for the breach of his or her duty of care, provided that the articles of association of such company permit such indemnification in advance and further provided that such indemnification shall be limited to the type of events that, in the discretion of the board of directors of such company, may be anticipated at the time such undertaking is made and that such undertaking shall be limited to an amount which the board of directors of such company deems reasonable in light of the applicable circumstances.

A company may not indemnify an Office Holder nor enter into an insurance contract which would provide coverage for any liability incurred as a result of the following: (i) a breach by the Office Holder of his or her fiduciary duty, unless he or she acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; (ii) a breach by the Office Holder of his or her duty of care, if such breach was done intentionally or recklessly; (iii) any act or omission done with the intent to derive an unlawful personal benefit; or (iv) any fine levied against such Office Holder.

In addition, under the Companies Law and subject to the express limitations contained therein, a company may exempt an Office Holder from his or her duty of care to the company, in whole or in part, provided that such actions are authorized by such company`s articles of association.

____(14)____

In order for the Company to retain and secure the services of the current Office Holders of the Company, and to encourage highly qualified persons to become Office Holders in the future, the Company proposes, subject to and to the fullest extent permitted by the provisions of the Companies Law, to (i) undertake in advance to indemnify its Office Holders for monetary liability incurred in connection with their position as Office Holders; and (ii) exempt its Office Holders from their duty of care to the Company.

The Board and its Audit Committee will present the following Ordinary Resolution at the Annual General Meeting:

"RESOLVED, that, subject to and to the fullest extent permitted by the provisions of the Companies Law, (i) the Company undertake in advance to indemnify its Office Holders for monetary liability incurred in connection with their position as Office Holders; (ii) the Company exempt its Office Holders from their duty of care to the Company; and (iii) the appropriate officers of the Company be, and each of them acting alone hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to take such additional action and to execute, deliver, file, certify and record such additional documents and instruments as any of them or counsel to the Company may deem necessary or appropriate to implement the provisions of the foregoing resolution."

Inasmuch as all members of the Board have a personal interest in the Ordinary Resolution undertaking in advance to indemnify the Company`s Office Holders and exempt the Company`s Office Holders from their duty of care, the Board does not express any opinion or recommendation with respect thereto.

____(15)____

Additional Matters for Discussion

CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31st, 2002 AND THE RELATED OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company`s Consolidated Financial Statements for the year ended December 31st, 2002 and the related Operating and Financial Review and Prospects are being mailed to the Company`s shareholders together with this Proxy Statement. At the Meeting, management will review the Consolidated Financial Statements and answer appropriate questions relating thereto. Both the Consolidated Financial Statements and the Operating and Financial Review and Prospects were included in the Company`s Annual Report on Form 20-F for 2002, which has been filed with the United States Securities and Exchange Commission. The Form 20-F may be viewed on and copied and printed from either the Company`s website, www.m-sys.com, or the website of the SEC, www.sec.gov. In the event that you desire a copy of the Company`s 2002 20-F and do not have access to the aforementioned websites, please contact the Company`s Legal Department at the address first listed above, and a copy will be mailed to you.

____(16)____

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board,

Dov Moran

Chairman of the Board, President and Chief Executive Officer

M-Systems Flash Disk Pioneers Ltd.

Kfar Saba, Israel

July 25th, 2003

____(17)____